# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rise Gold Corp., CIK 0001424864
CUSIP: 76760R100
Title of class of securities: Common Stock, $0.001 par value ("Common Shares")
Address of issuer's principal executive offices: 1250 - 625 HOWE STREET, VANCOUVER, British Columbia Canada (A1), V6C 2T6
Date of event which requires filing of this statement: 04/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000938552

## Reporting persons
- Equinox Partners Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 18,507,874; sole dispositive power 0; shared dispositive power 18,507,874; aggregate amount beneficially owned 18,507,874 (19.99% of the class); the aggregate amount excludes certain shares
  Comment: Includes 9,165,566 shares of common stock, par value $0.001 per share (the "Common Shares") of Rise Gold Corp. (the "Issuer") and, in accordance with the Beneficial Ownership Limitation (as described herein), warrants to purchase 215,190 Common Shares of the Issuer held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).
- Equinox Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,344,074; sole dispositive power 0; shared dispositive power 7,344,074; aggregate amount beneficially owned 7,344,074 (7.9% of the class); the aggregate amount excludes certain shares
- Equinox Partners Precious Metals Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 889,222; sole dispositive power 0; shared dispositive power 889,222; aggregate amount beneficially owned 889,222 (1% of the class); the aggregate amount excludes certain shares
- Mason Hill Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,539,392; sole dispositive power 0; shared dispositive power 1,539,392; aggregate amount beneficially owned 1,539,392 (1.7% of the class); the aggregate amount excludes certain shares
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 18,507,874; sole dispositive power 0; shared dispositive power 18,507,874; aggregate amount beneficially owned 18,507,874 (19.99% of the class)
  Comment: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).

## Item 1. Issuer
Name of issuer: Rise Gold Corp.
Address of issuer's principal executive offices: 1250 - 625 HOWE STREET, VANCOUVER, British Columbia, Canada, V6C 2T6

## Item 2. Person Filing
Name of person filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Equinox Partners Investment Management LLC, a Delaware limited liability company ("EPIM").

Equinox Partners, L.P., a Delaware limited partnership ("Equinox Partners").

Equinox Partners Precious Metals Master Fund, LP, a Delaware limited partnership ("EPMX").

Mason Hill Partners, LP, a Delaware limited partnership ("Mason Hill Partners").

Sean M. Fieler, a United States Citizen ("Mr. Fieler").

EPIM's principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners, EPMX, Mason Hill Partners, and other client accounts.

Each of Equinox Partners, EPMX, and Mason Hill Partners is a private investment fund.

Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.
Citizenship: Each of EPIM, EPMX, Equinox Partners, and Mason Hill Partners is organized under the laws of the State of Delaware. Mr. Fieler is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of EPIM and Mr. Fieler may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners, EPMX, and Mason Hill Partners directly beneficially owns. Each of EPIM and Mr. Fieler disclaims beneficial ownership of such Common Shares for all other purposes.

EPIM acts as an investment advisor to certain client accounts and, by virtue of investment management agreements with these clients, has voting and dispositive power over the Common Shares held in such client accounts. Mr. Fieler is the managing member of, and owns a controlling interest in, EPIM. The filing of this statement should not be deemed an admission that EPIM or Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client accounts.

(a) Amount beneficially owned:

(i) EPIM beneficially owns 18,507,874 Common Shares, consisting of 18,292,684 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation (as described below), are currently exercisable for 215,190 Common Shares.

(ii) Equinox Partners beneficially owns 7,344,074 Common Shares, consisting of 7,128,884 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation, are currently exercisable for 215,190 Common Shares.

(iii) EPMX beneficially owns 889,222 Common Shares, consisting of 674,032 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation, are currently exercisable for 215,190 Common Shares.

(iv) Mason Hill Partners beneficially owns 1,539,392 Common Shares, consisting of 1,324,202 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation, are currently exercisable for 215,190 Common Shares.

(v) Mr. Fieler beneficially owns 18,507,874 Common Shares, consisting of 18,292,684 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation, are currently exercisable for 215,190 Common Shares.

(vi) Collectively, the Reporting Persons beneficially own 18,507,874 Common Shares, consisting of 18,292,684 Common Shares held outright and warrants that, in accordance with the Beneficial Ownership Limitation, are currently exercisable for 215,190 Common Shares.

(vii) The warrants to purchase shares of common stock held by the Reporting Persons (the "Warrants") are subject to a "Beneficial Ownership Limitation" set forth in the Warrant Certificate governing the Warrants such that the Warrants are exercisable for Common Shares by a holder only to the extent the holder, together with its affiliates and any other person acting as a group with the holder, would not beneficially own more than 19.99% of the outstanding Common Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the Warrant Certificate (the "Beneficial Ownership Limitation"), except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may terminate the Beneficial Ownership Limitation. The Reporting Persons disclaim beneficial ownership of any Common Shares into which the Warrants would be exercisable but for the application of the Beneficial Ownership Limitation.
Percent of class:
The following percentages are based on 92,370,474 Common Shares outstanding, as reported by the Issuer, and are calculated in accordance with the Beneficial Ownership Limitation.

(i) EPIM's beneficial ownership of 18,507,874 Common Shares represents approximately 19.99% of the outstanding Common Shares.

(ii) Equinox Partners' beneficial ownership of 7,344,074 Common Shares represents approximately 7.9% of the outstanding Common Shares.

(iii) EPMX's beneficial ownership of 889,222 Common Shares represents approximately 1.0% of the outstanding Common Shares.

(iv) Mason Hill Partners' beneficial ownership of 1,539,392 Common Shares represents approximately 1.7% of the outstanding Common Shares.

(v) Mr. Fieler's beneficial ownership of 18,507,874 Common Shares represents approximately 19.99% of the outstanding Common Shares.

(vi) Collectively, the Reporting Persons' beneficial ownership of 18,507,874 Common Shares represents approximately 19.99% of the outstanding Common Shares.
Sole power to vote or to direct the vote:
Sole power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
Shared power to vote or to direct the vote:
Shared power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC (04/29/2025)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P (04/29/2025)
- Equinox Partners Precious Metals Master Fund, LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners Precious Metals Master Fund, LP (04/29/2025)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Mason Hill Partners, LP (04/29/2025)
- Sean M. Fieler: /s/ Sean M. Fieler, SEAN M. FIELER (04/29/2025)